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     As filed with the Securities and Exchange Commission on January 8, 2003

                              FILE NO. 70-________

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM U-1

                             APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                         ------------------------------
                             Allegheny Energy, Inc.
                              10435 Downsville Pike
                              Hagerstown, MD 21740

             (Name of company filing this statement and address of
                          principal executive offices)

                     --------------------------------------

                             Allegheny Energy, Inc.
                              10435 Downsville Pike
                              Hagerstown, MD 21740

                 (Name of top registered holding company parent)

                     --------------------------------------

                            Thomas K. Henderson, Esq.
                       Vice President and General Counsel
                             Allegheny Energy, Inc.
                              10435 Downsville Pike
                              Hagerstown, MD 21740

               (Name and address of agent for service of process)

                     --------------------------------------

        The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

Thomas K. Henderson, Esq.                             Debra J. Schnebel
Vice President and General Counsel                    Jones Day
Allegheny Energy, Inc.                                77 West Wacker
10435 Downsville Pike                                 Chicago, IL  60601
Hagerstown, MD 21740




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ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS.

     Allegheny Energy, Inc. ("Allegheny"), a registered holding company, hereby files this application - declaration (this "Application") pursuant to sections 6(a), 7 and 12 of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 62 and 65 under the Act seeking authorization of the Securities and Exchange Commission (the "Commission") for Allegheny (i) to amend its charter (the "Charter") in order to eliminate preemptive rights of stockholders and (ii) to solicit proxies in connection therewith.

A. Allegheny proposes to amend its Charter to eliminate any preemptive right of stockholders to subscribe for newly issued securities of Allegheny.
Pursuant to Maryland Law, a preemptive right is the preferential right of existing stockholders to purchase any issuance of stock or any issuance of a security convertible into an additional issuance of stock. Preemptive rights do not accrue unless expressly granted in a charter. Under the existing provisions of the Charter, stockholders of Allegheny possess preemptive rights to purchase, on a pro rata basis, any new issuance by Allegheny, in a non-public offering for money, of common stock or securities convertible into common stock of Allegheny. Specifically, Article VII, Section B of the Charter currently states:

    No holder of Common Stock shall be entitled as such as a matter of right to subscribe for or purchase any part of any new or additional issue of stock of the Corporation of any class whatsoever or of securities convertible into stock of any class whatsoever, whether now or hereafter authorized or whether issued for money, for consideration other than money or by way of dividend; provided, however, that if the Board of Directors shall determine to offer any new or additional shares of Common Stock, or any security convertible into Common Stock, for money, other than by a public offering of all of such shares or an offering of all of such shares to or through underwriters or investment bankers who shall have agreed promptly to make a public offering of such shares, the same shall first be offered pro rata to the holders of the then outstanding shares of Common Stock of the Corporation upon terms not less favorable to the purchaser (without deduction of such reasonable compensation, allowance or discount for the sale, underwriting or purchase as may be fixed by the Board of Directors) than those on which the Board of Directors issues and disposes of such stock or securities to others than such holders of Common Stock; and provided further, that the time within which such preemptive rights shall be exercised may be limited by the Board of Directors to such time as to said Board may seem proper, not less, however, than ten days after the mailing of notice that such stock rights are available and may be exercised.

Allegheny proposes, subject to stockholder approval, to eliminate any preemptive right of stockholders to subscribe for newly issued securities of Allegheny. On December 5, 2002, the Board of Directors of Allegheny unanimously approved resolutions proposing to amend and restate

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Article VII of the Charter to provide that preemptive rights shall not exist with respect to Allegheny's securities. It is proposed that the current Article VII, Section B of the Charter be deleted and a new Article VII, Section B be inserted so that Article VII, Section B of the Charter as amended shall read in full and in its entirety as follows:

     B. No holder of Common Stock shall be entitled to preemptive rights and preemptive rights shall not exist with respect to shares or securities of the Corporation.

The affirmative vote of a majority of all the votes entitled to be cast is required for the approval of the proposal.

     Preemptive rights were developed by the courts in Maryland and other states in the 19th century. Thereafter, Maryland and other states provided that preemptive rights could be negated by provision to the charter. In 1995, the General Assembly of Maryland specifically provided that stockholders of a Maryland corporation do not have preemptive rights unless the charter "expressly grants such rights" to the stockholders, Article VII of the Charter was adopted prior to 1995.

     Elimination of preemptive rights will give the Board of Directors of Allegheny greater flexibility and reduce the cost of financings, such as the sale through private placements of new shares of common stock or senior securities convertible into common stock, where currently Allegheny would be required to first offer shares to existing stockholders. Under certain conditions, these types of financings enable companies to fund their capital requirement at a savings of time, expense and overall cost when compared with other forms of financings.

     Few public companies provide preemptive rights to their stockholders. The Board of Directors of Allegheny believes that preemptive rights are extremely rare among large, public corporations because the loss of flexibility in raising capital is widely recognized as undesirable. The Board of Directors, therefore, supports the proposed amendment to the Charter as necessary and appropriate to provide Allegheny with the flexibility to raise capital at this and other critical times for Allegheny.

     Allegheny is facing significant financial pressures. The management and Board of Directors of Allegheny are working diligently to preserve and enhance the value of Allegheny. The recent credit crisis in the energy sector has highlighted the importance of maintaining maximum flexibility to raise capital from any source. The preemptive rights provision in the Charter serves as a significant impediment to any private sale of equity securities for cash to institutional or strategic investors. Such issuances of equity can be especially important in times like these when both Allegheny and the capital markets, at least for energy companies, are under great stress.

     Allegheny has been approached by several well-known firms who have expressed interest in making equity investments in Allegheny, primarily through Allegheny's issuance of debt securities convertible into common stock or debt securities with warrants to purchase common stock of Allegheny. Unless the current preemptive rights provision in the Charter is eliminated, however, negotiating and completing a private sale of equity or right to acquire equity would likely be extremely difficult.

     For all of these reasons, Allegheny requests authority to amend its Charter to eliminate preemptive rights.

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B.   Allegheny proposes to submit the proposed amendments to its Charter described herein for consideration and action by its stockholders at a Special Meeting of Stockholders to be held during the first quarter of 2003, and in connection therewith to solicit proxies from its stockholders. Preliminary copies of the notice of special meeting of stockholders, form of proxy and proxy statement for use in connection with the Special Meeting will be filed by amendment. Adoption of the proposed amendments will require the affirmative vote of the holders of a majority of the outstanding shares of Allegheny's common stock entitled to vote at the Special Meeting.

     The cost of the solicitation of proxies will be borne by Allegheny. In addition to the solicitation of proxies by use of the mails, Allegheny, or its subsidiaries, may use the services of its officers, directors and regular employees (none of whom will receive any compensation therefor in addition to their regular compensation) to solicit proxies, personally or by telephone. Arrangements may also be made with banks, brokerage houses and other custodians, nominees and fiduciaries to forward the proxy materials to the beneficial owners, and Allegheny may reimburse such banks, brokerage houses, custodians, nominees and fiduciaries for their reasonable expense in connection therewith. Allegheny has hired MacKenzie Partners, Inc. to assist in soliciting proxies and has agreed to pay a customary fee for these services, in addition to expenses incurred in connection with the solicitation of proxies.

ITEM 2. FEES, COMMISSIONS AND EXPENSES.

     The following estimated fees and expenses, including expenses of the special meeting of stockholders, are expected to be incurred by Allegheny in connection with the proposed proxy solicitation and special meeting:

     Proxy Solicitation                 $50,000
     Printing                           $15,000
     Mailings                          $100-150,000
     Legal Fees                        $100,000
              TOTAL                    $265-315,000


ITEM 3. APPLICABLE STATUTORY PROVISIONS.

     Allegheny believes that Sections 6(a), 7 and 12(e) of the Act and Rules 62 and 65 thereunder are applicable to the proposed transactions.


ITEM 4. REGULATORY APPROVALS.

     No state commission has jurisdiction with respect to any aspect of the proposed transactions and no Federal commission, other than the Commission, has jurisdiction with respect to any aspect thereof.


ITEM 5. PROCEDURE.

     Allegheny requests that the Commission issue an order with respect to the solicitation of proxies as soon as practicable and further requests that the Commission issue an order with respect to the other transactions proposed herein at the earliest practicable date, but in any event not later than January 17, 2003. The Commission is requested to issue and publish the requisite notice under Rule 23 with respect to this Application as soon as possible; such notice to specify

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the minimum period allowed under the Commission's rule during which comments may be entered and the date on which an order of the Commission granting and permitting the Application-Declaration to become effective may be entered by the Commission. Allegheny hereby (i) waives a recommended decision by a hearing officer, (ii) waives a recommended decision by any other responsible officer of the Commission, (iii) consents that the Division of Investment Management may assist in the preparation of the Commission's decision and (iv) waives a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.

(a)  Exhibits:

A-1 Articles of Restatement of Charter of Allegheny Energy, Inc. (incorporated by reference to Exhibits 3.1 and 3.1a of the Annual Report on Form 10-K of Allegheny Energy, Inc. for the year ended December 31, 2001, File No. 1-267)

A-2 Form of Proposed Amendment to Articles of Incorporation (to be filed by amendment)

A-3 Preliminary Forms of Notice of Special Meeting, Proxy Statement and Form of Proxy (to be filed by amendment)

F-1       Preliminary Opinion of Counsel

F-2       Past-Tense Opinion of Counsel (to be filed by amendment)

H         Form of Notice

(b)  Financial Statements

1.1       Consolidated Balance Sheet of Allegheny Energy, Inc. as of
          December 31, 2001 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2001, File No. 1-267);

1.2 Consolidated Statement of Income of Allegheny Energy, Inc. for the year ended December 31, 2001 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2001, File No. 1-267)

2.1       Consolidated Balance Sheet of Allegheny Energy, Inc. as of
          September 30, 2002 (incorporated by reference to Allegheny's Form 8-K dated December 19, 2002, File No. 1-267)

2.2 Consolidated Statement of Operations of Allegheny Energy, Inc. for the nine months ended September 30, 2002 (incorporated by reference to Allegheny's Form 8-K dated December 19, 2002, File No. 1-267)


ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS.

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     The proposed transactions involve neither a "major federal action" nor
"significantly affects the quality of the human environment", as those terms are defined in Section 102(2)(C) of the a National Environmental Policy Act (42 U.S.C. 4232(2)(C)). No federal agency is preparing an environmental impact statement with respect to this matter.






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                                    SIGNATURE



     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                                ALLEGHENY ENERGY, INC.



                                                By /s/ Thomas K. Henderson
                                                  ---------------------------
                                                   Thomas K. Henderson





Dated:   January 8, 2003



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